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                                                                  Exhibit (b)(5)

                               ANCHOR SERIES TRUST

                         AMENDMENT NO. 4 TO THE BY-LAWS

The By-Laws of Anchor Series Trust (the "Trust") shall be amended in the following respect:

1. The following replaces in its entirety Section 8.4 of Article VII of the Trust's By-Laws:

      8.4 Record Date for Meetings. For the purposes of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any dividend or distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding twenty (20) days, as the Trustees may determine; or without closing the transfer books, the Trustees may fix a date not more than ninety (90) days prior to the date of any meeting of Shareholders or other actions as a record date for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, except for dividend payments which shall be governed by Section 10.1, and any Shareholder who was a Shareholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Shares, and no Shareholder becoming such after that date shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of January, 2004.

                                               By:  /s/ Joseph P. Kelly
                                                   ---------------------------
                                                   Joseph P. Kelly
                                                   Secretary
                                                   Anchor Series Trust